EXHIBIT 3

                     NONDISCLOSURE AND STANDSTILL AGREEMENT
                              STRICTLY CONFIDENTIAL

                                Corel Corporation
                               1600 Carling Avenue
                             Ottawa, Ontario K1Z 8R7

                                                                  March 24, 2003

Vector CC Holdings L.L.C.
Vector Capital Corporation
456 Montgomery Street
19th Floor
San Francisco, CA  94104

Dear Sirs:

To facilitate discussions relating to a potential strategic business transaction, including a Sale Transaction as defined in Section 5(b)(ii) hereof (a "Vector Transaction") between Corel Corporation (together with its subsidiaries and affiliates, "Corel") and Vector CC Holdings L.L.C., the members of which are funds managed by Vector Capital Corporation or its affiliates, and Vector Capital Corporation (together and with their subsidiaries and affiliates, "Vector"), Corel and Vector expect, including, with respect to Corel, as more specifically set forth in Section 6(b) hereof, to make available to each other certain non-public information concerning their respective businesses, financial condition, operations, assets, properties, liabilities, and prospects. As a condition to such information being made available by Corel, Vector agrees, and as a condition to such information being made available by Vector, Corel agrees, that all Evaluation Material (as hereinafter defined) received from the other party or any of its directors, officers, employees, potential financing sources, agents or advisors (including, without limitation, attorneys, accountants, investment bankers, and other consultants and advisors) (collectively, "Representatives") shall be treated in accordance with this Agreement. As used in this Agreement, the term "party" means either Corel or Vector as applicable, the term "Receiving Party" means the party receiving Evaluation Material and the term "Furnishing Party" means the party providing Evaluation Material.

1. Definition of "Evaluation Material". The term "Evaluation Material" shall mean all information concerning the Furnishing Party (including any of its subsidiaries or affiliates), whether in verbal, visual, written, electronic or other form, which is made available by the Furnishing Party or any of its Representatives to the Receiving Party or any of its Representatives ("Primary Evaluation Material"), together, in each case, with all notes, memoranda, summaries, analyses, studies, compilations and other writings relating thereto or based thereon prepared by the Receiving Party or any of its Representatives ("Derivative Evaluation Material"). Notwithstanding the foregoing, the term "Evaluation Material" shall not include, and the parties' obligations herein shall not extend to, information which the Receiving Party can demonstrate (a) was rightfully in the possession of the Receiving Party prior to the disclosure by the Furnishing Party;

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      (b) was or is independently developed by the Receiving Party without the use of the Evaluation Material; (c) is now or hereafter becomes available to the public other than as a result of disclosure by the Receiving Party or any of the Receiving Party's Representatives in violation of this Agreement; or (d) became available to the Receiving Party or any of its Representatives on a non-confidential basis from a source other than the Furnishing Party or any of its Representatives and such source, to the knowledge of the Receiving Party after due inquiry, was under no obligation to the Furnishing Party or any of its Representatives (whether contractual, legal or fiduciary) to keep such information confidential.

2.    Confidentiality and Use of Evaluation Material.

      (a) Confidentiality of Evaluation Material. All Evaluation Material (i) shall be kept strictly confidential by the Receiving Party, (ii) shall be provided by the Receiving Party solely to those of its Representatives to whom disclosure is reasonably deemed to be required to facilitate the Receiving Party's evaluation or consideration of any Vector Transaction, and (iii) shall be used solely for the purpose of evaluating and considering any Vector Transaction. The parties agree that all Evaluation Material is and shall remain the property of the Furnishing Party. Before providing access to Evaluation Material to its Representatives, the Receiving Party shall inform its Representatives of the contents of this Agreement and the confidentiality of the Evaluation Material, and shall advise its Representatives that, by accepting possession of or access to such information, such Representatives are agreeing to comply with the terms of this Agreement. Each party shall be responsible for any breach of this Agreement by any of its Representatives.

      (b) Compulsory Disclosure of Evaluation Material. If the Receiving Party is requested in any judicial or administrative proceeding or by any governmental or regulatory authority to disclose any Evaluation Material (whether by deposition, interrogatory, request for documents, subpoena, civil investigative demand, or otherwise), the Receiving Party shall give the Furnishing Party prompt notice of such request so that the Furnishing Party may seek an appropriate protective order, and, upon the Furnishing Party's request and at the Furnishing Party's expense, shall cooperate with the Furnishing Party in seeking such an order. If the Receiving Party is nonetheless compelled to disclose Evaluation Material, the Receiving Party shall disclose only that portion of the Evaluation Material which the Receiving Party is required, upon the advice of counsel, to disclose pursuant to applicable law or the rules of any securities exchange or over-the-counter market and, upon the Furnishing Party's request and at the Furnishing Party's expense, shall use reasonable efforts to obtain assurances that confidential treatment will be accorded to such Evaluation Material to the extent such assurances are available. Subject to the foregoing conditions and limitations, the Receiving Party may disclose Evaluation Material without liability hereunder.

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      (c)   Other Public Disclosure. Except (i) for such public disclosure as may be necessary, upon the advice of counsel for the disclosing party, for the disclosing party not to be in violation of any applicable law, regulation or order (including the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the Securities Act (Ontario), or rules of any securities exchange or over-the-counter market), or (ii) with the prior written consent of the other party, neither party shall make any disclosure (and each party shall direct its Representatives not to make any disclosure) to any person other than a Representative of that party of (x) the fact that discussions, negotiations or investigations are taking or have taken place concerning a Vector Transaction, (y) the existence or contents of this Agreement, or the fact that either party has requested or received Evaluation Material from the other party, or
            (z) any of the terms, conditions or other facts with respect to any proposed Vector Transaction, including the status thereof or make any public statement concerning a proposed Vector Transaction. If either party proposes to make any disclosure in reliance on clause
            (i) above, the disclosing party shall provide the other party with the text of the proposed disclosure as far in advance as is reasonably practicable and shall in good faith consult with and consider the suggestions of the other party concerning the nature and scope of the information it proposes to disclose.

3. Accuracy of Evaluation Material; No Representations or Warranties. Each party acknowledges and agrees (a) that no representation or warranty, express or implied, is made by either party or any of its respective Representatives as to the accuracy or completeness of the Evaluation Material, and (b) that the parties shall be entitled to rely only on those representations and warranties (if any) that may be made in a definitive written Vector Transaction agreement, signed and delivered by both parties, and then only to the extent, and subject to the limitations, provided therein. The Furnishing Party and its Representatives shall have no liability to the Receiving Party and its Representatives on account of the use of any Evaluation Material by the Receiving Party or its Representatives or any inaccuracy therein or omission therefrom.

4. No Solicitation of Employees. Neither party shall directly or indirectly solicit for hire any employee of the other party or any of its subsidiaries with whom it has had contact or who became known to it in connection with its consideration of a Vector Transaction, for a period of one year subsequent to the termination of discussions regarding a Vector Transaction; provided, however, that the foregoing provision shall not prevent either party from employing an employee who contacts such party, directly or indirectly through an intermediary, at his or her own initiative without any direct or indirect solicitation by or encouragement from such party.

5.    Standstill.

      (a) Representations and Warranties of Vector. Vector represents and warrants to Corel that at the date hereof:

            (i) Vector CC Holdings L.L.C. ("Holdings") is a limited liability company formed under the laws of the State of Delaware, each of the members of

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                  which is managed by Vector Capital Corporation or an affiliate of Vector Capital Corporation;

            (ii) Holdings is a party to an agreement with Microsoft Licensing, Inc. dated March 7, 2003 (the "Purchase Agreement") pursuant to which it has agreed to purchase, not later than March 24, 2003, 22,890,000 Series A participating convertible preferred shares of Corel ("Series A Shares") and Vector does not own any other Series A Shares or any common shares of Corel; and

            (iii) other than the Purchase Agreement, Vector is not a party to any agreement, arrangement, or understanding with any other person or persons with respect to any Series A Shares not owned by it or with respect to any common shares of Corel.

      (b) Standstill. For a period of 6 months after the date hereof, neither Vector nor any person acting jointly or in concert with Vector (together, the "Vector Parties"), will without the prior written consent of Corel's Board of Directors or except as provided below:

            (i) in any manner acquire, offer to acquire or agree to acquire securities of Corel or any material assets of Corel, other than the Series A Shares described in Section 5(a)(ii), and shall notify Corel immediately upon the disposition by any of the Vector Parties of any Series A Shares or common shares of Corel, and shall furnish to Corel before filing, and permit Corel to comment within one Business Day on, any report or amended report of any purchase or disposition of securities of Corel which Vector is required or determines to file pursuant to applicable securities laws;

            (ii) make, or in any way participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any voting securities of Corel; provided, that (A) after the date which is four months from the date hereof, Vector may solicit proxies to vote and may exercise the voting rights attached to any Series A Shares or common shares held by it for the election to the Board of Directors of Corel of one director nominated by Vector if the Vector Parties shall then hold at least 10,000,000 common shares of Corel, assuming the conversion of all of the issued Series A Shares then owned by Vector, or two directors nominated by Vector if the Vector Parties shall then hold at least 20,000,000 common shares of Corel, assuming the conversion of all of the issued Series A Shares then owned by Vector, and (B) if a proposal is made for an acquisition of all or substantially all of the securities of Corel, a purchase of all or substantially all of the assets of Corel, or an amalgamation, arrangement, merger, business combination or other extraordinary transaction involving Corel (a "Sale Transaction") and such proposed Sale

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                  Transaction is not a Competing Proposal (as defined in Section
                  7(a)), Vector shall not be bound by the restriction in this
                  Section 5(b)(ii);

            (iii) make any proposal for, or offer of (with or without
                  conditions) an extraordinary transaction involving Corel or its securities or assets (including without limitation, a Sale Transaction);

            (iv) engage in any discussions, or enter into any agreement, commitment or understanding with any person related to any of the foregoing provisions of this Section 5(b);

            (v) directly assist, advise or encourage any person in doing any of the foregoing provisions of this Section 5(b) (including by providing or arranging financing);

            (vi) except as contemplated by Section 2(c) or Section 5(c), make any public announcements with respect to, or submit a proposal for any of the foregoing provisions of this Section 5(b);

            (vii) take any action which might require the other party under applicable laws or the rules of a stock exchange to make a public announcement regarding any of the foregoing provisions of this Section 5(b); and

            (viii) request the other party (or its Representatives), directly or indirectly, to amend or waive any provision of this Section 5(b) (including this clause).

      (c)   Notwithstanding Section 5(b), Vector may:

            (i) publicly announce, make and complete a formal offer by way of takeover bid circular to acquire for cash all of the issued common shares of Corel at a price per share not less than US$1.00;

            (ii) make a written proposal to Corel for a Sale Transaction after the earlier of (A) the expiry of the Non-Exclusive Period (as defined in Section 6), and (B) the date on which Corel announces a proposed Sale Transaction which is not a Competing Proposal with a person or persons other than Vector, and to allow Vector to publicly announce any such proposal not earlier than eight business days following the delivery of such proposal to Corel; or

            (iii) proceed with a Vector Transaction having a price per common share of not less than US$1.10 per share (the "Minimum Vector Price"), with respect to which Corel will take all necessary reasonable steps to facilitate the submission of the Vector Transaction to the securityholders of Corel for their consideration and, if required, approval, and, if the Vector Transaction has a price per common share of not less than US$1.10, a majority of the members of the Board of Directors of Corel will

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                  recommend to securityholders of Corel that they participate in such Vector Transaction, either by tendering to a bid or voting in favour of such Vector Transaction requiring the vote of securityholders, provided, that the Board of Directors has received a Fairness Opinion and subject always, in recognition of the fiduciary duty of the Board of Directors, to the right of the Board of Directors to solicit, initiate and encourage other proposals or offers as contemplated by Section 6(a) and, in any event, to consider and recommend to the securityholders of Corel a proposal for a Sale Transaction which is superior from a financial point of view to the consideration in such Vector Transaction. A "Fairness Opinion" means an opinion from an independent investment dealer in Canada of nationally recognized standing that the consideration to be received pursuant to such Vector Transaction is fair from a financial point of view to the securityholders of Corel other than Vector, which opinion is prepared in accordance with standard industry practices for fairness opinions in comparable transactions and, in respect of which opinion, a draft version will be delivered to Vector at the time that it is delivered to Corel for review.

6.    Non-Exclusive Period.

      (a) Non-Exclusive Period. For a period of 30 days from the date hereof (the "Non-Exclusive Period"), Vector may conduct due diligence and the parties shall use their best efforts to negotiate in good faith regarding a Vector Transaction with Vector with a view to entering into a definitive combination agreement (the "Combination Agreement"); provided, that, subject to the terms of any Combination Agreement entered into between Vector and Corel, Corel shall at any time, including during the Non-Exclusive Period, be entitled to solicit, initiate and encourage submissions or inquiries, proposals or offers from any other person and engage in, and participate in, discussions or negotiations and provide information relating to Corel or its assets to other persons for the purpose of entering into a Sale Transaction with any such other person or persons.

      (b) Access to Information. During the Non-Exclusive Period, Corel will give to Vector and its Representatives, on reasonable prior notice, access to books and records and to the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, any other Executive Vice President or Vice President of Corel reasonably requested by Vector and such other employees as the Chief Executive Officer shall designate, and will provide them with all information relating to the business of Corel (including any information provided to other persons as contemplated at Section 6(a)) as Vector may reasonably request in order to permit Vector to fully and adequately assess the making of a proposal for a Vector Transaction.

      (c) Expenses. Corel hereby agrees that if, prior to expiry of the Non-Exclusive Period, Vector makes a commitment to the Corel Board of Directors that it will make an offer to acquire for cash all of the issued common shares of Corel at a

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            price per share of not less than the Minimum Vector Price, and otherwise on terms reasonably acceptable to the Board of Directors of Corel, acting in good faith, Corel will reimburse Vector for all reasonable travel and out-of-pocket expenses incurred in connection with Vector's consideration of a Vector Transaction hereunder, including the reasonable out-of-pocket fees and expenses of Vector's legal and financial advisors, up to a maximum amount of US$300,000 for all such expenses; and if Corel accepts the commitment and proceeds towards negotiating a definitive Combination Agreement with respect to such Vector Transaction, or, if Vector does not make such a commitment or Corel does not accept any commitment and proceed towards such negotiations but Corel enters into a definitive agreement for a Sale Transaction with any other person within six months of the date hereof and completes such Sale Transaction, up to a maximum amount of US$500,000 for all such expenses.

7.    Covenant Not to Vote.

      (a) Vector agrees that, for the period of six months from the date hereof (plus such additional period as shall be required to complete any Competing Proposal with respect to which a definitive agreement has been entered into and announced by Corel during such six months period which additional period will not exceed 90 days after the date of announcement), it will not exercise any votes attached to the Series A Shares of Corel which may be acquired by Vector, or common shares of Corel issuable upon conversion of those shares (the "Subject Shares"), against a shareholder resolution proposing approval of a Sale Transaction with the following characteristics (a "Competing Proposal"):

            (i) The Competing Proposal involves the acquisition by a person of all or substantially all of the common shares and Series A Shares or assets of Corel, and in such Competing Proposal the holders of the Series A Shares are treated no less favourably than the holders of the common shares.

            (ii) The Board of Directors of Corel is recommending to shareholders of Corel that they vote in favour of the Competing Proposal.

            (iii) The consideration payable pursuant to the Competing Proposal to the holders of Shares, determined as of the close of business on the fifth Business Day before the date of the shareholder meeting at which the Competing Proposal is to be approved (the "Meeting Date") by the Board of Directors of Corel, acting reasonably, is no less on a per share basis than
                  (A) in the case of the Series A Shares, U.S.$1.25 and (B) in the case of common shares of Corel, 105% of the most favourable offer proposed in writing, not later than 15 Business Days prior to the Meeting Date by Vector ("Vector Best Offer") to the Board of Directors of Corel since the date of the agreement entered into by Corel in respect of the Competing Proposal and available for acceptance by Corel for a period of at least five Business Days and which Vector Best Offer contains non-price based terms and conditions which the Board of Directors of Corel determines to

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                  be at least as favourable to Corel as such terms and
                  conditions of the Competing Proposal and which Vector Best Offer the Board of Directors of Corel determines, in good faith, to be reasonably capable of being completed.

            (iv) The consideration payable pursuant to the Competing Proposal is either cash or freely tradeable securities publicly listed and traded on a senior exchange or market, where, in the case of any such securities, (A) the securities have an average weekly value of trading volume (determined for the eight weeks prior to the week in which the Competing Proposal is publicly announced) at least 1.5 times that portion of the aggregate value of the Competing Proposal applicable to the Subject Shares (on the basis that any Series A Shares are being treated equally with the other common shares of Corel), which value is to be paid to Vector in those securities (in the event Vector elects to receive the minimum number of such securities, if any election is available), or (B) either Corel or any designee of Corel including the party making the Competing Proposal (provided the obligations of such designee in respect thereof are unconditionally guaranteed by Corel) has agreed, if permitted by applicable law, including securities law, upon election by Vector, to purchase the Series A Shares held by Vector and, in either case the common shares of Corel issued upon conversion of such Series A Shares, on or immediately prior to the closing of the Competing Proposal for a cash price equal to 95% of the per share value of the Competing Proposal attributable to the Subject Shares determined as of the date of announcement of the Competing Proposal. Corel shall, no later than five business days following the public announcement of the Competing Proposal, enter into a written agreement with Vector regarding the purchase obligation contemplated by this Section 7(a)(iv).

      (b) In the event the Competing Proposal is approved by the holders of common shares of Corel other than Vector, Vector shall vote any Series A Shares or common shares it holds in favour of the Competing Proposal. For greater certainty, Vector will not exercise any dissent rights in respect of the Subject Shares in connection with any Competing Proposal.

      (c) Vector agrees that, during the period of six months after the date hereof, it will not transfer the Subject Shares to any person other than a person who agrees in writing for the benefit of Corel to be subject to the provisions of Sections 7(a), (b) and (c), provided that (A) Vector may transfer Series A Shares provided that it continues to hold at least two-thirds of the then outstanding Series A Shares, and (B) Vector may from time to time transfer common shares of Corel acquired by Vector in compliance with this Agreement to any person or persons who, to the knowledge of Vector after due inquiry, alone or together with its affiliates or persons acting jointly or in concert with them, beneficially owns not more than 5,000,000 common shares of Corel.

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8.    Additional Provisions with Respect to Sections 5, 6 and 7.

      (a) All references in Sections 5 and 7 to specific dollar values on a per share basis will be adjusted as necessary to reflect share splits, consolidations, stock dividends or similar transactions affecting the number of shares outstanding or special cash dividends, returns of capital or similar transactions under which property of Corel is distributed to its shareholders.

      (b) Either party may terminate its obligations under Sections 5, 6 and 7 immediately in the event of a material breach by the other party of its obligations under any of those Sections, which is not cured within seven calendar days of receipt of notice of the alleged breach from the terminating party.

9. Return and Destruction of Evaluation Material. At any time after termination of discussions by either party to this Agreement with respect to the Vector Transaction, upon the request of the Furnishing Party, the Receiving Party shall promptly (and in no event later than five business days after such request) (a) redeliver or cause to be redelivered to the Furnishing Party all copies of all Primary Evaluation Material in the possession or control of the Receiving Party or its Representatives which is in a visual or written format and erase or destroy all copies of all such Primary Evaluation Material which is stored in electronic format, and
      (b) destroy or cause to be destroyed all Derivative Evaluation Material in the possession or in control of the Receiving Party or any of its Representatives. Nothing herein shall obligate the Receiving Party to provide any Derivative Evaluation Material to the Furnishing Party. Notwithstanding the return, destruction or erasure of Evaluation Material hereunder, the Receiving Party and its Representatives shall continue to be bound by their confidentiality and other obligations hereunder.

10. Remedies. Each party agrees that money damages would not be a sufficient remedy for any breach of any provision of this Agreement by the other party or any of its Representatives, and that in addition to all other remedies which any party hereto may have, each party shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of this Agreement but shall be in addition to all other remedies available at law or in equity. No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

11. Miscellaneous. Neither party grants a license, by implication or otherwise, under any of its trade secrets or other intellectual property rights to the Receiving Party. This Agreement contains the sole and entire agreement between the parties with respect to the confidentiality of the Evaluation Material and the confidentiality of their discussions, negotiations and investigations concerning a Vector Transaction, and supersedes all prior and contemporaneous agreements, understandings and representations, whether oral or written, of the parties connection herewith. No prior drafts of this Agreement and no words or phrases from any such prior drafts shall be admissible into evidence in any

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      action, suit or other proceeding involving this Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same agreement and shall become a binding agreement when a counterpart has been signed by each party and delivered to the other party. If any term, provision, covenant or restriction of this Agreement is held by a final judgment (not subject to further appeal) of any court located within the Province of Ontario to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. This Agreement may be amended, modified or waived only by a separate written instrument duly signed and delivered by or on behalf of both parties. It is expressly understood that, subject to Section 5(c)(iii) and 6(a), this Agreement is not intended to, and does not, constitute an agreement to consummate a Vector Transaction, to conduct or continue negotiations with respect to a Vector Transaction, or to enter into a definitive Vector Transaction agreement, and neither party shall have any rights or obligations of any kind whatsoever with respect to such Transaction by virtue of this Agreement or by virtue of any other written or oral expression by the parties' respective Representatives unless and until a definitive Vector Transaction agreement between the parties is executed and delivered by both parties, other than for the matters specifically agreed to herein. Both parties further acknowledge and agree that each party reserves the right, in its sole discretion, to provide or not to provide Evaluation Material to the Receiving Party under this Agreement subject, in the case of Corel, to Section 6(b), to reject any and all proposals made by the other party or any of its Representatives with regard to a Vector Transaction subject to Sections 5(c)(iii) and 6(a), and to terminate discussions and negotiations at any time.

12. Governing Law; Forum. This Agreement shall be governed by and construed in accordance with the internal laws of the Province of Ontario without giving effect to the conflicts of laws principles thereof. Each party hereto consents and submits to the jurisdiction of the courts of the Province of Ontario for the adjudication of any action, suit or proceeding arising out of or otherwise relating to this Agreement.

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If the foregoing correctly sets forth our agreement with respect to the matters set forth herein, please so indicate by signing two copies of this Agreement and returning one signed copy to me, whereupon this Agreement shall constitute our binding agreement with respect to the matters set forth herein.

Yours very truly,

COREL CORPORATION

By:    /s/ Derek J. Burney
       -------------------------------
Name:  Derek J. Burney
Title: President & CEO

Accepted and Agreed to as of the 24th day of March, 2003

VECTOR CC HOLDINGS L.L.C., by
VECTOR CAPITAL PARTNERS II, L.L.C.,
its Managing Member

By:    /s/ Alexander R. Slusky
       -------------------------------
Name:  Alexander R. Slusky
Title: Managing Member

VECTOR CAPITAL CORPORATION

By:    /s/ Alexander R. Slusky
       -------------------------------
Name:  Alexander R. Slusky
Title: Managing Partner